Exhibit 2.2

AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT (this “Amendment”) to the Agreement and Plan of Merger, dated as of August 23, 2016 (the “Merger Agreement”), by and between FIRST DEFIANCE FINANCIAL CORP., an Ohio corporation (“First Defiance”), and COMMERCIAL BANCSHARES, INC., an Ohio corporation (“Commercial Bancshares”), is made and entered into by First Defiance and Commercial Bancshares to be effective as of October 31, 2016. Capitalized terms used, but not defined, in this Amendment which are defined in the Merger Agreement will have the meanings given to them in the Merger Agreement.

RECITALS

A.           Section 9.2 of the Merger Agreement provides that the Merger Agreement may be amended by an instrument in writing signed on behalf of the parties in interest at the time of the amendment.

B.           Commercial Bancshares and First Defiance, as parties in interest to the Merger Agreement, desire to amend the Merger Agreement on and subject to the terms and conditions set forth below.

STATEMENT OF AMENDMENT

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, First Defiance and Commercial Bancshares agree as follows:

1.            Amendment. Section 2.1 of the Merger Agreement is hereby amended and restated in its entirety by substituting the following in its place:

First Defiance to Make Shares and Cash Available. At or prior to the Effective Time, First Defiance will deposit, or will cause to be deposited, with a bank, trust company or its transfer agent, Broadridge Corporate Issuer Solutions, Inc., as designated by First Defiance (the “Exchange Agent”), for the benefit of the holders of Old Certificates, for exchange in accordance with this Article II, a sufficient amount of cash to be paid in exchange for Commercial Bancshares Shares that are to receive the Cash Consideration, and a sufficient number of First Defiance Shares to be exchanged for the Commercial Bancshares Shares that are to receive the Stock Consideration (such cash and New Certificates, together with any dividends or disbursements, the “Exchange Fund”). The Exchange Fund will be held for the benefit of the holders of Commercial Bancshares Shares by the Exchange Agent until distributed to the holders of Old Certificates pursuant to this Agreement.

2.            Continuing Effect of Merger Agreement. Except as expressly amended hereby, all of the provisions of the Merger Agreement are ratified and confirmed and remain in full force and effect.

3.            One Agreement; References. The Merger Agreement, as amended by this Amendment, will be construed as one agreement. All references to the Merger Agreement will be deemed to be references to the Merger Agreement as amended by this Amendment.

4.            Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

5.            Entire Agreement. This Amendment sets forth the entire agreement of the parties with respect to the subject matter of this Amendment and supersedes all previous understandings, written or oral, in respect of this Amendment.

[Signature Page Follows]

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IN WITNESS WHEREOF, this Amendment has been executed on behalf of First Defiance and Commercial Bancshares to be effective as of the date set forth in the first paragraph above.

FIRST DEFIANCE FINANCIAL CORP.		COMMERCIAL BANCSHARES, INC.

By:	/s/ Donald P. Hileman	By:	/s/ Robert E. Beach
Name: Donald P. Hileman		Name: Robert E. Beach
Title: President and Chief Executive Officer		Title: President and Chief Executive Officer

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